Exhibit 3.2

BARBARA K. CEGAVSKE Secretary of State 202 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov

Certificate of Amendment (PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.	Name of corporation:

Provision Holdings, Inc.

2.	2. The articles have been amended as follows: (provide article numbers, if available)

ARTICLE IV. CAPITALIZATION

(a) Authorized Shares. The aggregate number of shares which the corporation shall have the authority to issue if Four Hundred and Four Million (404,000,000) shares. Four Hundred Million (400,000,000) shares shall be designated as "Common Stock" and shall have a par value of $0.001. Four Million (4,000,000) shares shall be designated as "Preferred Stock", and shall have a par value of $0.001 per shares, and shall be issued for such consideration, expressed in dollars, as the Board of Directors may from time to time determine.

(Please See Attachment for Additional Amendment)

3.	The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 54

4.	Effective date and time of filing: (optional) Date: 11/30/17 Time:

 (must not be later than 90 days after the certificate is filed)

5.	Signature: (required)

X /s/ Curt Thornton

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Amend Profit-After Revised: 1-5-15

ARTICLE IX: CORPORATE EXCLUDED OPPORTUNITY

This corporation renounces, to the fullest extent permitted by law, any interest or expectancy of this corporation in any Excluded Opportunity. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of any director of this corporation who is not an employee of the corporation or any of its subsidiaries unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a director of this corporation expressly and solely in his or her capacity as a director of this corporation. The Corporation further acknowledges that Coinstar, Inc. (collectively with its subsidiaries and affiliates, “Coinstar”) will likely have, from time to time, information that may be of interest to the Corporation (“Information”) regarding a wide array of matters including, by way of example only, (a) Coinstar’s technologies, plans and services, and plans and strategies relating thereto, (b) current and future investments Coinstar have made, may make, may consider or may become aware of with respect to other companies and other technologies, products and services, including, without limitation, technologies, products and services that may be competitive with the Corporation’s, and (c) developments with respect to the technologies, products and services, and plans and strategies relating thereto, of other companies, including, without limitation, companies that may be competitive with the Corporation. The Corporation recognizes that a portion of such Information may be of interest to the Corporation. Such Information may or may not be known by any Board member that is affiliated with Coinstar (the “Coinstar Director”). The Corporation agrees that Coinstar and the Coinstar Director shall have no duty to disclose any Information to the Corporation or permit the Corporation to participate in any projects or investments based on any Information, or to otherwise take advantage of any opportunity that may be of interest to the Corporation if it were aware of such Information, and hereby waives, to the extent permitted by law, any claim based on the corporate opportunity doctrine or otherwise that could limit Coinstar’s ability to pursue opportunities based on such Information or that would require Coinstar or the Coinstar Director to disclose any such Information to the Corporation or offer any opportunity relating thereto to the Corporation. The Corporation further agrees that neither Coinstar nor the Coinstar Director shall have any duty or obligation not to, directly or indirectly, engage or invest in, own, manage, operate, finance, control, or participate in the ownership, management, operation, financing, or control of, be employed by, associated with, or in any manner connected with, lend such person’s name or any similar name to, lend such person’s credit to, or render services or advice to, any business whose products, activities or lines of business compete in whole or in part with the Corporation, or are similar to, products, activities or lines of business of the Corporation.